Exhibit 1.1

Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin D04 C5Y6

Republic of Ireland

____________________

____________________

Re:	Advisor Agreement

Dear

We are pleased that you have evaluated the proposition of joining Brera Holdings PLC (the “Company” or “Brera”) as a member of its newly-established Advisory Board. This engagement letter (this “Agreement”) sets forth the terms and conditions pertaining to your retention by us as a consultant and the provision of Services (as defined below) by you to us.

You agree to consult with and advise the Company from time to time, at the Company’s request (the “Services”). These Services shall include: (i) being a member of our Advisory Board and allowing for the public publication of your name and biography and (ii) at least two appearances per year at the Company’s Advisory Board meetings, including one in the U.S. and one in Italy, to propose and discuss agenda items related to strategy and tactics for Brera.

As the only consideration due for your Services, subject to approval by the Company’s Board of Directors (the “Board”), the Company shall grant you 100,000 Class B Common Shares of the Company which trade on the Nasdaq Capital Market under the symbol “BREA” (the “Shares”) pursuant to a separate restricted shares award agreement (the “Award Agreement”) in the form attached hereto. The Shares will be subject to the terms and conditions described in the Award Agreement and shall be immediately vested as of the date of the Award Agreement.

We may provide you with confidential and/or proprietary information, including but not limited to unpublished financial information, product and business plans, or other relevant information, including material non-public information under the SEC’s definition (collectively, “Confidential Information”). You shall hold in confidence and not disclose or, except in performing the Services, use any Confidential Information. However, you shall not be so obligated with respect to information that you can document (i) is or becomes readily publicly available without restriction through no fault of your own, or (ii) that you knew without restriction prior to its disclosure by the Company. Upon termination or as otherwise requested by the Company, you will promptly return to the Company all items and copies containing or embodying Confidential Information. You may, however, disclose Confidential information (i) to your advisors or representatives, on a confidential basis, for the purpose of providing Services, or (ii) as required by law, or a judicial, administrative or regulatory body of competent jurisdiction.

You may terminate this Agreement with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate this Agreement at any time, with or without cause or advance notice.

This letter, together with your Award Agreement, forms the complete and exclusive statement of your relationship with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written.

If the foregoing is satisfactory to you, please sign and date this letter and return it to me. We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

Daniel J. McClory, Executive Chairman

Understood and Accepted:

Date

Attachment: Restricted Shares Award Agreement